SANDLER O’NEILL & PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor,

New York, New York 10020

November 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             First Internet Bancorp (the “Company”)

Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (File No. 333-191475)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join First Internet Bancorp in requesting acceleration of the effective date of the above-referenced registration statement to November 21, 2013 at 3:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Sincerely,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general Partner

By:	/s/ Jennifer A. Docherty
Authorized Signatory